Via Facsimile and U.S. Mail
Mail Stop 6010

March 18, 2009

Matthew J. Hogan
Chief Financial Officer
Durect Corporation
2 Results Way
Cupertino, CA 95014

Re: Durect Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File Number: 000-31615

Dear Mr. Hogan:

We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief